Exhibit 99.1

Qutoutiao Announces Investment by Alibaba

SHANGHAI, China, March 28, 2019 (GLOBE NEWSWIRE) – Qutoutiao Inc. (“Qutoutiao” or the “Company”) (NASDAQ: QTT), a leading mobile content platform company in China, today announced that the Company has entered into a convertible loan agreement with Alibaba Investment Limited, an affiliate of Alibaba Group (“Alibaba”).

Pursuant to the agreement, Alibaba will advance approximately US$171 million in aggregate principal amount of convertible loan (the “Convertible Loan”) to Qutoutiao. The Convertible Loan will be convertible into Class A ordinary shares of Qutoutiao (the “Shares”) at Alibaba’s option at a conversion price of US$60 per share, equivalent to US$15 per ADS. Upon full conversion of the Convertible Loan, the Company will issue new shares to Alibaba, representing approximately 4.0% of the Company’s share capital as of the date hereof. Interest of 3% per annum will accrue on the Convertible Loan, which will be waived in case of conversion or payable at maturity. The Convertible Loan will mature in three years, unless previously repaid or converted in accordance with their terms prior to such date.

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of which are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu is a pioneer in offering free literature supported by advertising as an alternative to the traditional paid-subscription model in the online literature industry. The Company will keep innovating to bring more exciting products to users, and strive towards creating a leading global online content ecosystem.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, statements regarding the expected closing of the transaction in this announcement are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, those included in Qutoutiao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6202

E-mail: qutoutiao@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qutoutiao@tpg-ir.com